FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 1998


                          TURBODYNE TECHNOLOGIES INC.
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                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                    Form 20-F  X        Form 40-F
                              -----               -----

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                    Yes                 No  X
                        -----              -----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
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                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                        (Registrant)


Date:     June 5, 1998                       By:      /S/ ANDREW LEE
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                                             Andrew Lee, Corporate Secretary
                                             -------------------------------
                                                  (Signature)*

     *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                    FORM 27
                                    -------

                                SECURITIES ACT
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             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia  V6E 2N7

          Telephone:  604-682-8854
          Facsimile:  604-688-8621


ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          June 3, 1998

ITEM 3.   PRESS RELEASE
          -------------

          June 3, 1998

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

          Turbodyne Technologies Inc. ("Turbodyne") announced that following successful engineering tests in April by French public transport giant RATP (Regie Autonome des Transports Parisiens), full-scale in revenue service tests are to begin immediately to confirm fuel economy benefits and operational reliability, supporting excellent emissions reduction data already obtained.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          Turbodyne announced that following successful engineering tests in April by French public transport giant RATP (Regie Autonome des Transports Parisiens), full-scale in revenue service tests are to begin immediately to confirm fuel economy benefits and operational reliability, supporting excellent emissions reduction data already obtained.

          To facilitate these tests, Turbodyne has produced custom built retrofit Turbopac[TM] kits to fit the very limited space available in the French-built Renault (RVI) bus engine compartment. These custom kits, which reduce emissions by more than 50% while saving fuel and other operational costs, have been engineered, produced and shipped by Turbodyne in a record four weeks. This indicates the importance of responding quickly to the largest public transport company in Europe, and fulfills Turbodyne's stated objective of penetrating the lucrative European market.

          Turbodyne President and CEO, Walter Ware said, "The Turbopac[TM] represents a self financing solution to a very serious environmental and health situation which affects every major city in the world. This move to full scale testing mirrors the successful program followed by eight major U.S. City transportation authorities. The difference in France is, because it is a nationalized authority, only one authority is involved in opening the door to its national bus fleet. The city of Paris alone operates 4,000 buses."

          "This builds on the recent announcement by Detroit Diesel of its commercial launch of the Turbopac[TM] Bus Kit at the American Public Transit Association's Bus Operations and Technology Management Conference," said Turbodyne's founder and Chairman Edward Halimi. "Turbodyne's delivery of the initial stocking order to Detroit Diesel's Parts and Distribution Center represents the major turning point for Turbodyne from an R&D company to a manufacturing company and supplier to the global automotive industry."

          "None of this would have been possible without the leadership and relationship-building efforts of our President and CEO, Walter Ware", continued Halimi. "This breakthrough in winning a major global OEM's business, plus establishing the manufacturing base, positions Turbodyne to open opportunities and expand business in areas that have heretofore not been possible."

          Turbodyne is an integrated manufacturing company specializing in the design, manufacture and marketing of high technology performance improvement and anti-pollution devices for automotive, marine and industrial applications. Turbodyne's light metal division is an accredited manufacturer of machined permanent mold and sandcast aluminum products for the automotive industry.

          Turbodyne's integrated manufacturing capabilities also include precision machining, electronic circuit boards, business motors, high efficiency centrifugal fan modules and custom alloy wheels for the automotive aftermarket. Its offices and plants are located in Carpinteria, La Mirada, Encinitas, CA; Ensenada, Mexico; Northants, England; Vancouver, British Columbia; and Monchenlgadbach, Germany.


ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------

          Not applicable.

ITEM 7.   OMITTED INFORMATION
          -------------------

          Not applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------

          Mr. Walter F. Ware
          President & Chief Executive Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile: (818) 593-2284

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.


               June 5, 1998
          ------------------------------------------------
                    Date

               ANDREW O.D. LEE
          ------------------------------------------------
                    (signature)

               ANDREW O.D. LEE
          ------------------------------------------------
                    Name

               Corporate Secretary
          ------------------------------------------------
                    Position

               Vancouver, British Columbia
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                    Place of Declaration